UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

     INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

TEXADA VENTURES INC.
(Exact name of registrant as specified in its charter)

NEVADA	000-51563	98-0431245
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

977 Keith Road
North Vancouver, BC		V7T 1M6
(Address of principal executive offices)		(Zip Code)

(604) 816-2555
Registrant's telephone number, including area code

TEXADA VENTURES INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF TEXADA VENTURES INC.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of the common stock, par value $0.001 per share (the "Common Stock") of TEXADA VENTURES INC. (the "Company") as of September 26, 2006.

Effective September 25, 2006, Marc Branson entered into a share purchase agreement (the “Share Purchase Agreement”) with Dr. John Veltheer. Pursuant to the Share Purchase Agreement, Mr. Branson has agreed to transfer 6,000,000 shares of the Company’s Common Stock held by him to Dr. Veltheer at an aggregate price of $9,000. Mr. Branson has also resigned as the Company’s President, Secretary, Treasurer, Chief Executive Officer and Chief Financial Officer and Dr. Veltheer has been appointed in those positions in his place.

Under the terms of the Share Purchase Agreement, Mr. Branson will appoint Dr. Veltheer as a member of the Company's board of directors, and then tender his own resignation from the board of directors. The resignation of Mr. Branson as a director and the appointment of Dr. Veltheer as the Company’s sole director will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.	Voting Securities of the Company

As of September 26, 2006, there were 12,146,667 shares of the Company’s Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of September 26, 2006 by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	Marc Branson Director Former Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer 977 Keith Road, West Vancouver, BC, Canada V7T 1M6	6,000,000	49%
Common Stock	John Veltheer Chief Executive Officer, Chief Financial Officer President, Secretary and Treasurer Nominee Director 2957 West 21st Avenue, Vancouver, British Columbia, Canada V6L 1K7	0	0%
Common Stock	All Officers and Directors as a Group (2 persons)	6,000,000	49%
5% STOCKHOLDERS
Common Stock	Marc Branson Director Former Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer 977 Keith Road, West Vancouver, BC, Canada V7T 1M6	6,000,000	49%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. As of September 26, 2006, we had 12,146,667 shares of Common Stock issued and outstanding.

Except for Mr. Branson, no person owns more than 5% of the Company’s common stock

After giving effect to the transactions contemplated herein, the following table sets forth certain information concerning the number of shares of the Company’s Common Stock to be owned beneficially by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed shall possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
Common Stock	John Veltheer Chief Executive Officer, Chief Financial Officer President, Secretary and Treasurer Nominee Director 2957 West 21st Avenue, Vancouver, BC, Canada V6L 1K7	6,000,000(2) Direct	49%

(1)	As of September 26, 2006, we had 12,146,667 shares of Common Stock issued and outstanding.

(2)	Those shares denoted as being beneficially owned by Dr. Veltheer represent those shares that Dr. Veltheer will acquire upon closing of the Share Purchase Agreement.

3.	Changes in Control

Marc Branson and Dr. John Veltheer entered into the Share Purchase Agreement dated September 25, 2006, upon closing of which Dr. Veltheer will acquire 6,000,000 shares of Common Stock (the “Transfer”) from Mr. Branson. As consideration for the above, Mr. Branson has paid to Dr. Veltheer $9,000 US from his personal funds. Pursuant to the Share Purchase Agreement, Mr. Branson resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer and appointed Dr. Veltheer in those capacities in his place.

The transaction has been consummated in a private transaction. The transaction may be considered as affecting control of the Company as after giving effect to the Transfer, the 6,000,000 shares of Common Stock held by him will represent approximately 49% of the shares of the Company then outstanding. Under the terms of the Share Purchase Agreement, Mr. Branson will appoint Dr. Veltheer as a director of the Company and will subsequently resign as a director. The appointment of Dr. Veltheer as a director and the resignation of Mr. Branson as a director will not be effective until at least ten (10) days have passed after this Information Statement has been mailed or delivered to the Company’s stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that on or about the date that is ten (10) days after the mailing or delivery of this Information Statement to the Company’s stockholders, upon Dr. Veltheer’s appointment as a director, Mr. Branson will tender a letter of resignation to the board of directors of the Company to resign as a director of the Company.

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Directors:

Name of Director	Age
Marc Branson (current)	31

John Veltheer (nominee)	40

Executive Officers:

Name of Officer	Age	Position
John Veltheer	40	Chief Executive Officer, Chief Financial Officer,
		President, Secretary, Treasurer and Director

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

Marc Branson has been a member of our board of directors since our inception. Mr. Branson resigned as our Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer on September 26, 2006. From June 2001 to January 2002, Mr. Branson was a private consultant performing management, and corporate development activities for Coastal Communications Corp., a full-service financial consulting firm, and in his capacity has had the opportunity to work closely with management and assist in the development of a wide variety of business opportunities. From September 2001 to August 2002, Mr. Branson worked for Gale Capital Corp, a full service financial consulting firm. Mr. Branson provided various management and corporate development services to us as a private consultant. From August 2002 to present, Mr. Branson has been working for Moto Ergonomics Ltd. which is engaged in the distribution and marketing of consumer electronics to North America. Mr. Branson is currently the Chief Executive Officer, and as such is responsible in part or wholly for overseeing corporate finance, strategic planning, and product development. Mr. Branson holds a degree in Business Administration from the Open Learning University of British Columbia, which he obtained in March 2001, a Business Diploma from Capilano College and in addition has completed the Canadian Securities Course.

John Veltheer was appointed our Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer effective September 26, 2006. Dr. Veltheer has had experience at the executive level of a number of public and private companies over the past nine years, including both established businesses and start-up ventures. He is also familiar with regulatory compliance and corporate governance requirements imposed by the United States Securities and Exchange Commission (the “SEC”). From 1999 to 2000, Dr. Veltheer was president and director of SUMmedia.com Inc. (OTCBB: ISUM), a US reporting company, where, in addition to significant fundraising, he oversaw the running of one of the Internet’s first eCoupon portals. From 2002 to 2003, Dr. Veltheer was the president and a director of Rapidtron, Inc. (OTCBB:RPDT), a US reporting company and a leading provider of Radio Frequency Smart access control and ticketing/membership systems, where he was responsible for SEC compliance and corporate governance. From 2003 to 2005, Dr. Veltheer was vice-president, business development and later chief operating officer and director of House of Brussels Chocolates, Inc. (OTCBB:HBSL), a US reporting company whose primary business is gourmet chocolate wholesaling. From 2005 to September 2006, Dr. Veltheer was president and director of SES Solar Inc. (OTCBB:SESI), a US reporting company, where he managed a business combination with a Swiss Solar Energy concern and associated fundraising. Dr. Veltheer remains a director of SES Solar Inc. Dr. Veltheer is currently the chief executive officer, secretary, treasurer and a director of Vecten Corporation, a startup private equity fund. Dr. Veltheer continues to serve as the president and a director of Iridium Capital Inc., a private Canadian company that provides its clients with start-up consulting services.

Dr. Veltheer received his B.Sc. Chemistry (Honours) from Queen’s University in 1988 and his Ph.D. (Chemistry) from the University of British Columbia in 1993.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company. The Company is also not aware of any legal proceedings to which Dr. Veltheer is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which we have been a party since our incorporation or in any transaction to which we are proposed to be a party, other than the Share Purchase Agreement:

(a)	any director or officer;

(b)	any proposed nominee for election as a director;

(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's common stock; or

(d)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, other than as described below, no other reports were required for those persons, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

The following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Securities Exchange Act of 1934:

Name and Principal	Number of Late	Transactions Not	Known Failures to File
Position	Reports	Timely Reported	a Required Form
Marc Branson,	One	One	None
Director

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company is not a listed issuer and, under the rules of the OTC Bulletin Board, the company is not required to maintain a separately designated standing audit, nominating or compensation committee.

As Mr. Branson comprises the Company’s board of directors, there are no independent members of the Company’s board of directors and Mr. Branson has determined that the cost of appointing independent directors is prohibitive. As there is no separately designated audit, nominating or compensation committee, the Company does not have a charter for such a committee and the Company does not have a policy with regard to the consideration of any director candidates recommended by security holders.

MEETINGS OF DIRECTORS

There were no meetings of the board of directors during the last full fiscal year and all actions taken by the board of directors were taken by consent resolution.

NOMINATION AND APPOINTMENT OF DIRECTORS

Dr. Veltheer is to replace Mr. Branson as a director of the Company upon completion of the Share Purchase Agreement. It is expected that the appointment of Dr. Veltheer as a director of the Company will be made by a consent resolution of the Company’s then director. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s board of directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the board of directors. Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

EXECUTIVE COMPENSATION AND STOCK OPTIONS

During the last fiscal year, no plan or non-plan compensation was awarded to, earned by or paid to any officers or directors of the Company, no stock options or stock appreciation rights were granted to any officers or directors of the Company, no officers or directors exercised any stock options or stock appreciation rights and no awards were made to any officers or directors of the Company under any long term incentive plans.

The Company has no compensation arrangements or employment contracts with any officers or directors of the Company and the Company has no stock options outstanding.

By Order of the Board of Directors
TEXADA VENTURES INC.
Dated: September 29, 2006

/s/ Dr. John Veltheer

DR. JOHN VELTHEER
Chief Executive Officer, Chief Financial Officer,
President, Secretary & Treasurer